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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

459436507
(CUSIP Number of Class of Securities)

John Waldstein
President, Chief Executive Officer, Treasurer,
Chief Financial Officer and Chairman of the Board
International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts 02021
(781) 821-5566
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:
James W. Hackett, Jr., Esq.
Frederick P. Callori, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
(617) 248-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and address.    The subject company is International Electronics, Inc., a Massachusetts corporation (the "Company" or "IEI"). The address and telephone number of the Company's principal executive offices are 427 Turnpike Street, Canton, Massachusetts 02021 and (781) 821-5566.

        Securities.    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the Company's common stock, par value $0.01 per share (the "Shares"). As of February 28, 2007, there were 1,746,931 Shares outstanding, 322,199 Shares issuable or otherwise deliverable in connection with the exercise of outstanding options, and 127,800 Shares available for future issuance under the Company's equity incentive compensation plan.

Item 2.    Identity and Background of Filing Person.

        Name and address.    The Company is the person filing this Statement. The information about the Company's address and business telephone number in Item 1 above is incorporated herein by reference. The Company's website is www.ieib.com. The information on the Company's website should not be considered a part of this Statement.

        Tender offer.    This Statement relates to the tender offer by Rokonet Industries, U.S.A., Inc. ("Offeror"), a wholly owned subsidiary of Risco Ltd. ("Risco") to purchase all outstanding Shares at a price of $3.50 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror's offer to purchase, dated March 6, 2007 (the "Offer to Purchase"), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offeror's tender offer, is referred to in this Statement as the "Tender Offer".

        The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror with the Securities and Exchange Commission (the "SEC") on March 6, 2007 (together with the exhibits thereto, the "Schedule TO"). The Tender Offer is conditioned on, among other things:

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  the "minimum tender condition"—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Tender Offer, that number of Shares representing at least 66 2/3% of the total number of Shares outstanding on a fully-diluted basis immediately prior to the expiration date of the Tender Offer;

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  the "control share condition"—Risco being satisfied that the control share provisions contained in the Massachusetts Control Share Acquisition Statute are either inapplicable to the Tender Offer and any potential merger or other business combination thereafter or have been satisfied;

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  the "business combination statute condition"—Risco being satisfied that the requirements of the Massachusetts Business Combination Statute are either inapplicable to the Tender Offer and any potential merger or other business combination thereafter or have been satisfied;

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  the "litigation condition"—there shall not be threatened, instituted or pending any action or proceeding by any governmental authority or any other person which:

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  challenges or seeks to make illegal, delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Tender Offer, the acceptance for payment of or payment for some or all of the Shares by Risco or any of its subsidiaries or affiliates, or the consummation by Risco or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company,

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  seeks to obtain material damages or otherwise directly or indirectly relates to the transactions contemplated by the Tender Offer or any such merger or other similar business combination,

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  seeks to restrain or prohibit the exercise of Risco's full rights of ownership or operation by Risco or any of its subsidiaries or affiliates of all or any portion of Risco's business or assets or that of the Company or any of Risco's and the Company's subsidiaries or affiliates, or to compel Risco or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of Risco's business or assets or that of the Company or any of Risco's or the Company's subsidiaries or affiliates,

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  seeks to impose or confirm limitations on Risco's ability or that of its subsidiaries or affiliates to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Risco or any of Risco's subsidiaries or affiliates on all matters properly presented to the Company's shareholders,

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  seeks to require divestiture by Risco or any of its subsidiaries or affiliates of any Shares,

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  seeks any material diminution in the benefits expected to be derived by Risco or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Tender Offer or any merger or other business combination involving the Company, or

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  otherwise, in Risco's reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Risco.

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  the "legal condition"—there shall not be any action taken or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Tender Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of March 6, 2007), to the Tender Offer or to any such merger or other business combination that, in Risco's reasonable judgment, might directly or indirectly, result in any of the consequences referred to above in the litigation condition;

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  the "no adverse change condition"—there shall not have occurred or threatened to occur any change (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Risco's reasonable judgment, is or may be materially adverse to the Company or any of its affiliates, or Risco becomes aware of any facts that, in Risco's reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares;

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  the "general economic condition"—there must not have been (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Tender Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in Risco's reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of IEI and its subsidiaries, taken as a whole, (c) the declaration of banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or another currency exchange rates or a suspension of, or a limitation on, the markets therefore, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the

    United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Risco's reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material acceleration or worsening thereof;

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  the "other shareholders condition"—(a) No tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including or any of its subsidiaries or affiliates), or has been publicly disclosed, or Risco otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of IEI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of IEI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on March 6, 2007, (b) no such person or group that, prior to March 6, 2007, had filed such a Schedule with the SEC acquires or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of IEI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of IEI constituting 1% or more of any such class or series, (c) no person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving IEI and (d) no person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire IEI or any assets or securities of IEI;

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  the "corporate events condition"—IEI and each of its subsidiaries must not (a) split, combine or otherwise change, or authorize or propose the split, combination or other change of, the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of, or authorize or propose the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issue or sell, or authorize or propose the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on March 6, 2007, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permit the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of IEI, (e) declare, pay or propose to declare or pay any dividend or other distribution on any shares of capital stock of IEI, (f) alter or propose to alter any material term of any outstanding security, issue or sell, or authorize or propose the issuance or sale of, any debt securities or otherwise incur or authorize or propose the incurrence of any debt other than in the ordinary course of business, (g) authorize, recommend, propose, announce its intent to enter into or enter into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of IEI or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorize, recommend, propose, announce its intent to enter into or entered into any agreement or arrangement with any person or group that, in Risco's reasonable judgment, has or may have material adverse significance with respect to either the value of IEI or any of its subsidiaries or affiliates or the value of the Shares to Risco or any of Risco's subsidiaries or affiliates, (i) enter into or amend any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or enter into or amend any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Tender Offer, the acceptance for payment of or payment for some of or all the Shares by Risco or Risco's consummation of any merger or other similar business combination involving IEI, (j) except as may be required by law, take any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of IEI or any of its subsidiaries, or Risco shall have become aware of any such action which was not previously announced or (k) amend, or authorize or propose any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Risco become aware that IEI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

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  the "contractual violation condition"—Risco must not become aware (a) that any material contractual right of IEI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of IEI or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Tender Offer or the consummation by Risco or any of Risco's subsidiaries or affiliates of a merger or other similar business combination involving IEI or (b) of any covenant, term or condition in any instrument or agreement of IEI or any of its subsidiaries that, in Risco's reasonable judgment, has or may have material adverse significance with respect to either the value of IEI or any of its affiliates or the value of the Shares to Risco or any of Risco's affiliates (including any event of default that may ensue as a result of or in connection with the Tender Offer, the acceptance for payment of or payment for some or all of the Shares by Risco or Risco's consummation of a merger or other similar business combination involving IEI);

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  the "no alternative deal condition"—Risco or any of Risco's affiliates must not enter into a definitive agreement or announce an agreement in principle with IEI providing for a merger or other similar business combination with IEI or any of its subsidiaries or the purchase of securities or assets of IEI or any of its subsidiaries, or Risco and IEI must not reach any other agreement or understanding pursuant to which it is agreed that the Tender Offer will be terminated; and

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  the "third party deal condition"—IEI or any of its subsidiaries shall not have (a) granted to any person proposing a merger or other business combination with or involving IEI or any of its subsidiaries or the purchase of securities or assets of IEI or any of its subsidiaries any type of option, warrant or right which, in Risco's reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of IEI or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase that, in Risco's or the Purchaser's reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Risco or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The Offeror has not committed to effectuate a merger with the Company if the Tender Offer is successful, although it states that this is its current expectation.

        The Schedule TO states that the Offeror's and Risco's address is c/o Risco Ltd., 14 Hachoma Street, 75655 Rishon-Letzion, Israel and their telephone number is 972-3-963-7777.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or in the excerpts from IEI's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 8, 2006 (the "2006 Proxy Statement"), relating to the 2006 Annual Meeting of Shareholders, which excerpts are filed as Exhibit (e)(1) to this Statement, or as otherwise incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between IEI or its affiliates and (i) IEI or IEI's executive officers, directors or affiliates or (ii) Risco, the Offeror or their respective executive officers, directors or affiliates. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2006 Proxy Statement: "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation."

        Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)   Arrangements with Executive Officers and Directors of the Company.

        The Company's directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term "change of control" applies, the consummation of the Tender Offer would constitute a change of control.

        Cash Consideration Payable Pursuant to the Tender Offer.    If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of March 7, 2007, the Company's directors and executive officers beneficially owned in the aggregate 235,373 Shares (excluding options to purchase Shares). If the directors and executive officers were to tender all 235,373 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $823,805.50 in cash. As discussed below under Item 4(c), to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Tender Offer.

        As of March 7, 2007, the Company's directors and executive officers held options to purchase 236,333 Shares in the aggregate, 82,500 of which were unvested, with exercise prices ranging from $1.17 to $3.07 and an aggregate weighted exercise price of $2.163 per Share. Upon a change of control of the Company, which would occur upon consummation of the Tender Offer, pursuant to the terms of the option agreements between the Company and its directors and executive officers, all of such unvested options would automatically fully vest.

        Employment Agreements.    As indicated in the 2006 Proxy Statement, John Waldstein has an employment contract with IEI which provides for certain compensation to be paid to him if he is discharged by IEI without cause, as defined, before the end of the term of his contract. Mr. Waldstein has a continuous three-year employment contract with a current minimum annual salary of approximately $201,541, subject to adjustment for inflation, plus an annual minimum bonus of $50,000 payable upon the achievement of specified goals and objectives. The salary and bonus of Mr. Waldstein is subject to performance reviews and annual adjustment as determined by IEI's Compensation Committee.

        If the employment of Mr. Waldstein is terminated by IEI without cause, including the election of a slate of Board of Director members not approved by Mr. Waldstein or a change in status as a result of an acquisition, merger or sale of assets (an "Acquisition"), IEI is obligated to pay at such termination an amount equal to his total salary and benefits to the conclusion of the contract period. In the event of an Acquisition of IEI, Mr. Waldstein's base salary shall increase based on future adjustments for inflation. As of December 31, 2006, John Waldstein's base salary to the conclusion of his contract period, or three years, is approximately $604,623, plus future cost of living adjustments.

        After an Acquisition of IEI, provided Mr. Waldstein continues his employment for at least a six-month period, and he subsequently voluntarily resigns, he shall be paid severance of one year's compensation and benefits. For each additional six months that he works thereafter, in the event Mr. Waldstein subsequently voluntarily resigns, he shall be paid severance of an additional six months compensation and benefits provided any such severance payments shall not exceed three years of compensation.

        In addition to the foregoing, IEI also made commitments to its executive officers requiring the Company to make payments to the officer if terminated as a result of an Acquisition. The Company has entered into written agreements with each of Mr. Peter Demakis and Chris Hentschel to provide for this, and the Board of Directors of the Company has made a commitment to Mr. Stewart that he would also receive these payments. As of December 31, 2006, commitments to such executive officers represent an aggregate of approximately $399,100.

        The acquisition of the Company that would result from Risco completing the Tender Offer would constitute an Acquisition for the purposes of the agreements of the Company with Mr. Waldstein and the executive officers.

        Non-Employee Director Compensation.    Directors who are not executive officers receive $750 for each Board of Directors meeting and $500 for each Committee meeting that they attend in person or by telephone conference call. The lead director is paid $2,000 per month and the chair of a committee receives $750 for each meeting of the committee attended. For the fiscal year ended August 31, 2006, directors' fees were paid in the amounts of $4,500 to Ms. Balcom, $5,000 to Mr. Charm, and $10,000 to Mr. Janjigian.

(b)   Arrangements with the Offeror.

Confidentiality Agreements.

        On January 25, 2004, the Company entered into a mutual confidentiality disclosure agreement (the "2004 Confidentiality Agreement") with Risco in connection with Risco's consideration of a possible business relationship, alliance, joint venture, merger or similar arrangement. In connection with that purpose, each party agreed to permit the other access to its books, records, contracts documents and files to enable a due diligence examination. The 2004 Confidentiality Agreement provides that the disclosing party retains ownership of its confidential information and that the receiving party is obligated to return to the disclosing party information received pursuant to the 2004 Confidentiality Agreement upon request by the disclosing party. The 2004 Confidentiality Agreement also provides that neither party will solicit or hire any employees of the other without the express written consent of that party. The foregoing summary of the 2004 Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(15), which is incorporated herein by reference.

        On March 15, 2007, the Company and Risco entered into a letter agreement of confidentiality (the "2007 Confidentiality Agreement") regarding certain information provided by the Company to Risco in connection with Risco's demand pursuant to the Massachusetts Business Corporation Act. The 2007 Confidentiality Agreement restricts the use and disclosure of the information provided to Risco under that agreement. The foregoing summary of the 2007 Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(16), which is incorporated herein by reference.

        Risco Ownership and Trading in IEI Common Stock.    According to the Schedule TO, as of March 6, 2007, Risco beneficially owned 500 Shares.

Item 4.    The Solicitation or Recommendation.

(a)   Recommendation.

        The Board of Directors, after careful consideration, including a thorough review of the Tender Offer with its advisers, has unanimously determined at a meeting duly held on March 16, 2007 that the Tender Offer is inadequate and not in the best interests of the Company's shareholders (other than Risco and its affiliates). ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES. In reaching its conclusion and making its recommendation, the Board of Directors identified a number of reasons including, but not limited to, the reasons described in clause (c) below.

        A press release relating to the recommendation to reject the Tender Offer and a form of letter to the Company's shareholders communicating the recommendation of the Board of Directors are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, and are incorporated by reference herein.

(b)   Background.

        In 2004, Risco initiated conversations with the Company regarding a possible business relationship or strategic transaction between the two companies. As a result of these conversations, the Company and Risco entered into a Confidential Disclosure Agreement, dated as of January 25, 2004. These discussions did not progress beyond preliminary stages.

        In June 2006, John Waldstein, the Company's President and Chief Executive Officer, was contacted by Moshe Alkelai, the Managing Director of Risco, regarding a possible business relationship between the Company and Risco. Mr. Waldstein and Mr. Alkelai met on July 5, 2006 in Boston, at which meeting there was a general discussion of the two companies and of recent corporate events within Risco. At that meeting, Mr. Alkelai indicated that he would be interested in exploring the possibility of a strategic relationship between the two companies.

        On August 30, 2006, Risco sent to the Company a written indication of interest to purchase all of the issued and outstanding capital stock of the Company at a per share purchase price of $2.50. This indication of interest was also sent by Risco to each member of the Company's Board of Directors.

        From September 5, 2006 to September 14, 2006, Mr. Waldstein discussed this indication of interest in a series of conversations with members of the Company's Board of Directors and updated the Board of Directors about the Company's financial position and prospects. As a result of these conversations, a consensus among the Board of Directors emerged that it was in the best interests of the Company at that time not to pursue Risco's offer.

        On September 14, 2006, Mr. Waldstein responded to Lior Samuelson of Mercator Capital, Risco's financial adviser, that the Company was not interested in pursuing the offer at that time.

        On October 31, 2006, the Company received another letter from Risco, in which Risco indicated a desire to purchase all of the issued and outstanding capital stock of the Company at a per share purchase price of $2.70. In its letter, Risco also indicated that its offer constituted a "control share acquisition" under the Massachusetts Control Share Acquisition Statute and demanded that the Company call a special meeting for the purpose of authorizing voting rights for shares of the Company's common stock acquired by Risco in such control share acquisition. In connection with this letter, the Company's ongoing corporate counsel, Cohan Rosnick Myerson LLP ("Cohan"), engaged

Choate, Hall & Stewart LLP ("Choate") on behalf of the Company to advise the Company in connection with this offer and the demand for a special meeting under the Massachusetts Control Share Acquisition Statute.

        On November 3, 2006, the Company's Board of Directors met and discussed Risco's latest offer. Shortly after the meeting, Mr. Waldstein contacted Mr. Samuelson, and subsequently Mr. Alkelai, and a meeting between the Company and Risco was set up for November 14, 2006 in Boston.

        On November 14, 2006, representatives of Risco, including Mr. Samuelson, and Mr. Waldstein and Mr. Leslie Charm, a director of the Company, met at the offices of Bingham McCutchen LLP in Boston. The parties confirmed that the discussions would be subject to an existing confidentiality agreement, dated as of January 25, 2004, between the Company and Risco. At the meeting, Mr. Waldstein provided Risco with information about the Company's financial results and prospects for 2007, and indicated that he did not have adequate information about Risco and that he believed that Risco did not have adequate information about the Company to form an accurate valuation. It was agreed that Mr. Waldstein would visit Risco in Israel to see Risco's operations and discuss Risco's business plans, and that the parties would subsequently meet again in Boston in January 2007. Risco agreed to retract its demand made in its October 31, 2006 letter that the Company hold a special meeting of its shareholders pursuant to the Massachusetts Control Share Acquisition Statute.

        From December 4, 2006 to December 6, 2006, Mr. Waldstein met with representatives of Risco in Israel. Discussions focused on Risco's existing product strategy and strategy for entering the U.S. market.

        On January 31, 2007, Mr. Waldstein met with Mr. Alkelai and his assistant in Boston and these meetings continued on February 1, 2007 with Mr. Charm and Mr. Samuelson joining the meetings. During these meetings, Mr. Waldstein and Mr. Alkalei continued discussions regarding the strategic plans and initiatives of each of their companies. Mr. Alkelai indicated to Mr. Waldstein and Mr. Charm that his valuation of the Company had not changed based on these discussions. Mr. Alkelai also indicated that he attributed little or no value to the Company's new product developments. Discussion ensued regarding valuation and, in particular, the assessment by Mr. Alkelai of lack of value in the Company's new product developments. Mr. Waldstein indicated that there was too large of a divergence in valuations to make further conversations worthwhile.

        On February 11, 2007, Mr. Waldstein discussed with the Board of Directors the meetings held on January 31 and February 1, 2007. Consensus emerged that the offer presented by Risco was not to be pursued any further.

        On March 6, 2007, Risco issued a press release announcement of the Tender Offer and Risco and the Offeror filed the Schedule TO, commencing the Tender Offer.

        On March 8, 2007, the Board of Directors of the Company met to discuss the Tender Offer and the Company's response. In addition to the members of the Board of Directors, present at the meeting were representatives of Cohan and Choate, counsel to the Company. The Board of Directors, together with its advisors, engaged in substantial discussion of the Tender Offer, including its implications under Massachusetts law, and the Company's strategic market position, financial results, prospects and alternatives. Representatives of Choate reviewed with the Board of Directors its fiduciary duties in the context of the Tender Offer. The Board of Directors also discussed with its advisors possible courses of action available to the Company. It was decided that the Board of Directors would reconvene on March 13, 2007 to further discuss the Tender Offer and the Company's response.

        On March 13, 2007, the Board of Directors met telephonically to discuss the Tender Offer and the Company's response. Representatives of Cohan and Choate also participated in the meeting. The Board of Directors engaged in further discussion about the Tender Offer and possible courses of action available to the Company. It was agreed that the Company would make available to Risco appropriate information requested by Risco pursuant to the Massachusetts Business Corporation Act, subject to an agreement by Risco to keep certain of the information confidential. It was also decided that the Board of Directors would reconvene again on March 16, 2007.

        On March 16, 2007, the Board of Directors and representatives of Cohan and Choate met telephonically to discuss the Tender Offer and Risco's demand for a special meeting of shareholders under the Massachusetts Control Share Acquisition Statute. Representatives of Choate again reviewed with the Board of Directors the terms and conditions of the Offer and the fiduciary duties of the Board of Directors. Mr. Waldstein updated the Board of Directors on the financial results of the Company for the most recent fiscal quarter ended February 28, 2007, and the progress of the Company's key initiatives relating to its eMerge and PowerKey products. After lengthy discussions, the Board of Directors unanimously made the determination and recommendation described in clause (a) of this Item 4, and approved the filing of this Schedule 14D-9. The Board of Directors also called a special meeting of the Company's shareholders for April 25, 2007, as required by the Massachusetts Control Share Acquisition Statute, in order to determine whether to authorize voting authority for any shares acquired by Risco and the Offeror in the Tender Offer.

(c)   Reasons for the Recommendation.

        In reaching the conclusion that the Tender Offer is inadequate to and not in the best interests of the Company's shareholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and its legal advisers, and took into account numerous factors, including, but not limited to, the following:

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  The Board of Directors' belief that the Tender Offer price is inadequate and that it does not reflect the Company's established position in the security market and the long-term value inherent in the Company, and in particular the growing value of its security business and its PowerKey Wireless Industrial Fleet Management Product Line.

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  The Board of Directors' view that the Tender Offer does not adequately compensate the Company's shareholders for transferring control of the Company to Risco.

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  The Board of Directors' understanding of and familiarity with the Company's business, financial condition, current business strategy and future prospects, which management and the Board of Directors believes have not been fully reflected in the Company's results of operations or Share price, even with the improved financial performance of the Company beginning in the fourth quarter of 2006.

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  The Board of Directors' belief that Risco has timed its Tender Offer to take advantage of depressed 2006 results stemming from significant investments in new products and their introduction to market and delays in anticipated savings associated with the Company's strategic initiatives before the fruits of those initiatives have been fully reflected in the Company's stock price.

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  The Board of Directors' commitment to the long-term interests of the Company and its shareholders, and to pursuing strategies that recognize the Company's long-term value. The Board of Directors believes that the Company's senior management will be able to create shareholder value in excess of the Tender Offer through the continued execution of the Company's current business strategy.

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  The fact that the consideration offered by Risco would in general be taxable to the Company's shareholders.

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  The fact that the Tender Offer is highly conditional, which results in significant uncertainty that the Tender Offer will be consummated. These conditions are broadly drafted, are of questionable relevance, are solely for the benefit of the Offeror, and may be asserted by the Offeror in its "reasonable discretion". In addition, the Offeror has reserved the right to amend the Tender Offer at any time in its reasonable discretion. Included in the express conditions to which the Tender Offer is subject are the following conditions:

  •
  the minimum tender condition;

  •
  the control share condition;

  •
  the business combination statute condition;

  •
  the litigation condition;

  •
  the legal condition;

  •
  the no adverse change condition;

  •
  the general economic condition;

  •
  the other shareholders condition;

  •
  the corporate events condition;

  •
  the contractual violation condition;

  •
  the no alternative deal condition; and

  •
  the third party deal condition.

        The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses all of the material information and factors considered by the Board of Directors in its consideration of the Tender Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board of Directors' determination was made after consideration of the factors taken as a whole. Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described under Item 3 above.

(d)   Company Strategic Plan.

        As part of reaching its conclusion that the Tender Offer price is inadequate and does not reflect the Company's long-term value, the Board of Directors carefully reviewed and focused on the Company's strategic plan. A summary of that plan follows.

        In September 2004, the Company undertook a strategic initiative that involved two of its business units: the security business and the PowerKey Wireless Industrial Fleet Management Power Line. As discussed below, the Company made a significant investment of resources in these divisions. In each of the last two fiscal quarters, the fourth quarter of fiscal 2006 and the first quarter of fiscal 2007, the Company has demonstrated improving and profitable financial results. As indicated above, the Company does not believe that the Tender Offer price reflects the growing value of these business units.

The Security Business.

        IEI is a leader in the single door and stand-alone access control market segment in the North American market. Its Door-Gard keypad products are widely considered to be leading products in the industry. In September 2004, the Company set the goal of capitalizing on its position in the market to significantly enhance revenue and position itself as a leader in the electronic access control marketplace. As a result, the Company has made investments in its field sales organization, marketing and brand awareness, customer service and product development.

        In January 2005, the Company signed a sales and marketing agreement with S2 Corporation. Under that agreement, the Company sells a version of the S2 netbox under the Company's brand and product name—eMerge. The Company believes that the eMerge product, with an embedded linux operating system, embedded mySQL database and web browser, is positioned to be a leading product in the security industry. The eMerge product is part of a new generation of security products built as true network appliances, resulting from the convergence of security, network and internet protocol based technologies. The Company introduced the eMerge product to the market in Spring of 2005. In the past two years the Company has trained over 200 installing dealers. One of the security industry's leading national installation companies has adopted the eMerge product and commenced sales in May 2006 throughout its network of over 100 offices.

        During the past two years, the Company has incurred significant expenses, including conversion and training costs, introducing its eMerge product. The Company now has a growing trained and certified dealer network and is beginning to see the results of its investment of the past two years. Net sales of its security products have grown from $10.7 million in fiscal 2004 to $13.9 million in the twelve months ended November 30, 2006. The Company believes that its financial results will continue to show the benefits from the investments made in its security business.

PowerKey Wireless Industrial Fleet Management Product Line

        The Company's PowerKey Wireless Industrial Fleet Management Products provide access control and asset utilization tools for industrial mobile fleets, principally fork lifts, and can be used for managing and securing mobile enterprise assets in a wide variety of vertical markets. The PowerKey products have benefited from the growing need for fleet management solutions that has resulted from the deployment of reliable and cost effective wireless infrastructure in manufacturing and distribution facilities, increasing regulatory requirements and increasing demands to reduce costs. The PowerKey products help to meet these needs by facilitating the collection and management of operating data, facilitating real-time, automated, cost-effective access control, monitoring, and analysis of material handling equipment. The Company's PowerKey products benefit users by significantly enhancing asset utilization while automating mandatory compliance procedures.

        Because of the potential of the PowerKey products, commencing in fiscal 2005, the Company has made investments in engineering and sales related to these products. Companies using the PowerKey products now include Owens Corning, Visteon, Caterpillar, Ingersoll-Rand, Whirlpool, and Raytheon. The Company has seen sales for the PowerKey products grow from approximately $350,000 in fiscal 2004 to approximately $850,000 in fiscal 2006. The Company has already sold over $400,000 of the PowerKey products in the first quarter of fiscal 2007.

Recent Financial Results

        The Company's financial results have begun to demonstrate the opportunity of the security products and of the PowerKey Wireless Industrial Fleet Management Product Line. The Company realized a profit in each of its last two fiscal quarters. The Company realized net sales of $15.05 million in the twelve months ended November 30, 2006. The Company realized net sales of $4,350,354 in its first quarter of fiscal 2007, an increase of 28% over the comparable period in the prior year, and the Company realized income from operations of $146,558 in its first quarter of fiscal 2007, compared to a loss of $259,131 in the comparable period in the prior year. The Company believes that these improved results are reflecting the potential of its strategic plan.

(e)   Intent to Tender.

        To the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Tender Offer any Shares owned of record or beneficially owned.

Item 5.    Person/ Assets, Retained, Employed, Compensated or Used.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company has not undertaken or engaged in any negotiations in response to the Tender Offer that relates to or would result in: (a) a tender offer for or other acquisition of the Company's common stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Item 8.    Additional Information.

  Provisions of Massachusetts Law Affecting Significant Business Transactions.

        Massachusetts Control Share Acquisition Statute.    The Massachusetts Control Share Acquisition Statute provides in general that shares of an "issuing public corporation" acquired in a "control share acquisition" have the same voting rights as all other shares of the same class or series only to the extent authorized by vote of the holders of a majority of all shares of the issuing public corporation entitled to vote generally in the election of directors, excluding "interested shares" or those shares held by the acquiring person and its associates and those shares held by officers and employee directors of the issuing public corporation.

        IEI is an "issuing public corporation" for purposes of the statute as it is a public company incorporated under the laws of Massachusetts that has more than 200 shareholders of record, a principal executive office and substantial assets within Massachusetts, and more than ten percent of its shareholders of record reside within Massachusetts or more than ten percent of its issued and outstanding shares owned of record by Massachusetts residents.

        Risco is attempting to make a "control share acquisition", defined in the statute to be an acquisition of shares that would result in ownership of either one-fifth or more but less than one-third of all voting power; one-third or more but less than a majority of all voting power; or a majority of voting power.

        Under the Massachusetts Control Share Acquisition Statute, the person making the control share acquisition may require the issuing public corporation to call a special meeting of shareholders for the purpose of considering whether voting rights are to be authorized for the shares acquired or to be acquired in the control share acquisition. This meeting must be called within ten days after receipt of demand and held within fifty 50 days of the demand. In order to require this meeting, the person making the control share acquisition must deliver to the corporation at its principal office a "control share acquisition statement" identifying the acquiring person, describing the terms of the control share acquisition and representing that the acquiring person has the financial capacity to consummate the control share acquisition. The company must send a copy of this control share acquisition statement to its shareholders together with the notice of the special meeting.

        The foregoing summary of the Massachusetts Control Share Acquisition Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Massachusetts Control Share Acquisition Statute.

        On October 31, 2006, Risco delivered a control share acquisition statement to IEI, requesting IEI to convene a special meeting of its shareholders for the purpose of authorizing voting rights for any IEI shares Risco beneficially acquires. On November 30, 2006, however, at IEI's request, Risco rescinded its request for such a meeting. Now, in connection with the Tender Offer, Risco has delivered another control share acquisition statement to IEI, again requesting that IEI convene a special meeting of its shareholders for the purpose of authorizing voting rights for any IEI shares Risco beneficially acquires as part of the Tender Offer. The Board of Directors set April 25, 2007 as the date for a special meeting of the Company's shareholders, as required by the Massachusetts Control Share Acquisition Statute.

        Massachusetts Business Combination Statute.    As a Massachusetts corporation, IEI is subject to the Massachusetts Business Combination Statute. Under the statute, certain "business combinations" between a qualifying Massachusetts corporation, such as IEI, and an "interested shareholder" are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless (i) the corporation has elected in its articles of organization not to be governed by the Massachusetts Business Combination Statute (IEI has not made such an election), (ii) the transaction in which the shareholder became an interested shareholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested shareholder, (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 90% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested shareholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Massachusetts corporation and an interested shareholder, transactions with an interested shareholder involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an interested shareholder involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 5% or more of a Massachusetts corporation's voting stock.

        The Board of Directors has not approved the Tender Offer and has recommended that the Company's shareholders not tender their Shares pursuant to the Tender Offer. Consequently, the restrictions on business combinations contained in the Massachusetts Business Combination Statute will remain applicable until the Board of Directors approves a transaction with Risco, unless the Company's shareholders validly tender in the Tender Offer, and do not withdraw, that number of Shares which, together with the Shares already owned by Risco and its affiliates, would represent at least 90% of the outstanding Shares. It is a condition to the Tender Offer that Risco be satisfied that the provisions of the Massachusetts Business Combination Statute do not apply to the Tender Offer and a potential second step merger.

        "Safe Harbor" Statement under the Private Securities Reform Act of 1995.    Statements in this document referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to: the loss of one of the Company's large customers or the cancellation or deferral of purchases of the Company's products; the loss of one of the Company's distribution partners or the failure of the partner to devote adequate resources to the sale of our products; changes in general economic conditions; limitations imposed by the Company's limited financial resources; the Company's dependence on certain key employees; any failure by the Company to successfully select, develop, manufacture and market new products or enhance its existing products; fluctuations in the Company's sales and operating results; the Company's ability to successfully compete; the expense resulting to the Company from future investments and acquisitions and the Company's ability to integrate acquired products, technologies or businesses; the Company's ability to protect its intellectual property rights; the reliability of offshore production undertaken by the Company; the Company's dependence upon sole source suppliers for certain key components; the risks associated with international sales; and the limited market for the Company's common stock and the volatility of its share price.

        The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.    Exhibits.

Exhibit No.	Document
(a)(1)	Press release, issued March 7, 2007, by International Electronics, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed March 12, 2007)
(a)(2)	Press release, issued March 16, 2007, by International Electronics, Inc.
(a)(3)	Letter, dated March 16, 2007, by International Electronics, Inc. to its shareholders
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed March 8, 2006 by International Electronics, Inc.
(e)(2)
1992 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)

(e)(3)
1993 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)
(e)(4)
1994 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)
(e)(5)
1995 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)
(e)(6)	1999 Stock Option Plan of International Electronics, Inc. (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed April 7, 1999 by International Electronics, Inc.)
(e)(7)	2006 Stock Option Plan of International Electronics, Inc. (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed March 8, 2006 by International Electronics, Inc.)
(e)(8)	Form of Incentive Stock Option Agreement pursuant to the 2006 Stock Option Plan
(e)(9)	Form of Non-Qualified Stock Option Agreement pursuant to the 2006 Stock Option Plan
(e)(10)
2001 Restatement, dated as of September 13, 2001, of the Employment, Non-Disclosure and Non-Compete Agreement between John Waldstein and International Electronics, Inc. (incorporated by reference from Exhibit 10(i) to the Annual Report on Form 10-KSB filed November 27, 2001)
(e)(11)	Letter Agreement, dated as of December 30, 1997, by and between Chris Hentschel and International Electronics, Inc.
(e)(12)	Letter Agreement, dated as of August 26, 2003, by and between Peter Demakis and International Electronics, Inc.
(e)(13)	Restated Articles of Organization of International Electronics, Inc. (incorporated by reference to Exhibit 3 to the Registration Statement on Form S-18 filed on May 8, 1984)
(e)(14)	Amendment to Restated Articles of Organization of International Electronics, Inc. (incorporated by reference to Exhibit 3.1(1) to the Registration Statement on Form S-1 effective October 8, 1987)
(e)(15)	Confidentiality Agreement, dated as of January 25, 2004, by and between International Electronics, Inc. and Risco Ltd.
(e)(16)	Confidentiality Agreement, dated as of March 15, 2007, by and between International Electronics, Inc. and Risco Ltd.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ELECTRONICS, INC.
	BY:	/S/ JOHN WALDSTEIN John Waldstein President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board
Date: March 16, 2007

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